UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G
                               (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                             (Amendment No. __)*


                                ECOGEN, INC.
----------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, $.01 par value per share
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 278864-20-2
                          -------------------------
                               (CUSIP Number)


                              November 3, 1998
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 5
CUSIP No. 278864-20-2           SCHEDULE 13G                      Page 2 of 5

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     KA Investments LDC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                     (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           1,998,479 (See Item 4)

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0-
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           1,998,479 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0-
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,998,479 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     19.92% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________


                    * SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a).  Name of Issuer:
            Ecogen Inc. (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:
            2005 Cabot Boulevard West, Langhorne, PA 19047.

Item 2(a).  Name of Person Filing:
            KA Investments LDC.

Item 2(b). Address of Principal Business Office or, if None, Residence: c/o Deephaven Capital Management LLC, 1712 Hopkins Crossroads, Minnetonka, MN 55305.

Item 2(c).  Citizenship:
            Cayman Islands.

Item 2(d).  Title of Class of Securities:
            Common Stock, par value $.01 per share, of the Company ("Common Stock").

Item 2(e).  CUSIP Number:
            278864-20-2

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a)  [ ]  Broker or dealer registered under Section 15 of the
                      Exchange Act;
            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;
            (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;
            (d)  [ ]  Investment company registered under Section 8 of the
                      Investment Company Act;
            (e)  [ ]  An investment advisor in accordance with Rule 13-
                      d(b)(1)(ii)(E);
            (f)  [ ]  An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F);
            (g)  [ ]  A parent holding company or control person in
                      accordance with Rule 13d-1(b)(1)(ii)(G);
            (h)  [ ]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;
            (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
            (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.     Ownership.
            Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

            (a) Amount beneficially owned:
                1,998,479 shares of Common Stock

            (b) Percent of class:
                19.92 % (based on 8,033,956 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 1998).

            (c) Number of shares to which such person has:

                (i)    Sole power to vote or direct the vote:
                       1,998,479 shares of Common Stock*

                (ii)   Shared power to vote or direct the vote:
                       0

                (iii)  Sole power to dispose or to direct the
                       disposition of:
                       1,998,479 shares of Common Stock*

                (iv)   Shared power to dispose of or direct the
                       disposition of:
                       0

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            See Schedule A for a listing of control persons of the Reporting Person which control persons may be deemed to be indirect beneficial owners of the securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            Not applicable.

Item 9.     Notice of Dissolution of a Group.
            Not applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

____________________
* Includes shares of Common Stock issuable upon (i) conversion of 20,000 shares of the Company's 8% Series 1998-A Convertible Preferred Stock, par value $.01 per share, and (ii) exercise of a common stock purchase warrant for the purchase, up to June 5, 2003, of 160,000 shares of Common Stock at an exercise price of $3.525.

                                 Page 4 of 5
                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 1998


KA Investments LDC


   By:/s/ Gary Sobczak
     ______________________________
     Name:  Gary Sobczak
     Title: Chief Financial Officer



                                 Page 5 of 5
                                 Schedule A


Control Persons of KA Investments LDC:

1.   Deephaven Market Neutral Trading L.P. (an Illinois limited partnership)
     Address:                 1712 Hopkins Crossroads
                              Minnetonka, MN 55305.

2.   Deephaven Market Neutral Fund Limited (a British Virgin Islands
     corporation)
     Registered Office:       c/o International Fund Administration
                              Hamilton, HM11 Bermuda

     Mailing Address:         1712 Hopkins Crossroads
                              Minnetonka, MN 55305.